October 24, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3233

Washington, DC 20549

Attention: Tonya K. Aldave

Re:	Invesco CurrencyShares® British Pound Sterling Trust

Registration Statement on Form S-3

Filed October 18, 2019

File No. 333-234251

Dear Ms. Aldave:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, the Chief Executive Officer of Invesco Specialized Products, LLC, the sponsor of the Invesco CurrencyShares® British Pound Sterling Trust (the “Trust”), hereby requests on behalf of the Trust that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission on Monday, October 28, 2019 at 4:30 p.m. Eastern Time, or as soon as practicable thereafter.

Please contact counsel for the Trust, Patrick Daugherty at (312) 832-5178, should you have any questions or comments regarding this request.

INVESCO SPECIALIZED PRODUCTS, LLC

By:	/s/ Daniel Draper
Daniel Draper
Chief Executive Officer